UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2008
Commission File Number 0-99
PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM

(Translation of registrant’s name into English)
United Mexican States

(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐ No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐ No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

March 26, 2008
Hydrocarbon reserves as of December 31, 2007
Estimation

Proved reserves at the end of 2007	As of December 31, 2007, PEMEX estimates proved reserves of 14.717 billion barrels of oil equivalent (MMMboe), of which 71% consists of crude oil, 12% consists of condensates and liquids from plants and the remaining 17% is dry gas equivalent to liquid.

Proved developed reserves are 10.005 MMMboe or 68% of total proved reserves. Developed reserves are expected to be recovered from existing wells, including those reserves that can be recovered using the current facilities through additional works that required low investment. The Marine region contains 62% of these reserves. The most important fields, which contain 69% of developed reserves, are Akal, Ku-Maloob-Zaap, Jujo-Tecominoacán, Samaria, Iride, Cunduacán, Caan and May.

Proved undeveloped reserves represent 32% of total proved reserves, or 4.712 MMMboe, and required additional infrastructure and wells in order to produce them. The offshore regions contain 52% of undeveloped reserves, while the remaining 48% are located in the onshore regions. The most important fields include Maloob, Jujo-Tecominoacán, Sihil, Iride, Samaria, May, Oxiacaque, Zaap and Tajín, which contain 51% of proved undeveloped reserves.
Figure 1

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	1/23

PEMEX	Investor Relations

Probable and possible reserves at the end of 2007	Probable reserves total 15.144 MMMboe which are distributed primarily in the Chicontepec, Maloob, Akal, Zaap, May, Ixtal and Poza Rica fields; Chicontepec has 57% of these reserves. 2P reserves, the addition of proved plus probable reserves, are 29.862 MMMboe.

At the end of 2007, possible reserves totaled 14.621 MMMboe and were located mainly in the Chicontepec, Akal, Maloob, Ayín, Baksha and Lakach fields; Chicontepec has 58% of these reserves. The total estimated reserves or 3P, the addition of proved plus probable plus possible reserves, are 44.483 billion barrels of oil equivalent.

Of the total 3P reserves, 70% consists of crude oil, 10% consists of condensates and liquids from plants, and 20% consists of dry gas equivalent to liquid.
Figure 2

Crude oil reserves	Crude oil proved reserves estimates as of December 31, 2007, are 10.501 billion barrels, of which 62% consists of heavy crude oil, 31% consists of light crude oil and the remaining 7% consists of extra-light crude oil.[1]

As of December 31, 2007, 3P crude oil reserves were 31.212 billion barrels, of which 55% consists of heavy crude oil, 36% is light crude oil and the remaining 9% consists of extra-light crude oil.

[1]	PEMEX defines heavy crude oil as that with a density less than or equal to an API gravity of 27[o] , light crude oil as that with an API gravity greater than 27[o] but less than or equal to 38[o] and extra-light crude oil as that with an API gravity greater than 38[o] .

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	2/23

PEMEX	Investor Relations

Figure 3

Natural gas reserves	Proved natural gas reserves are 18.077 trillion cubic feet, of which 65% consists of associated gas and 35% consists of non-associated gas.

3P reserves of natural gas are 61.359 trillion cubic feet, of which 75% consists of associated gas and the remaining 25% consists of non-associated gas as of December 31, 2007. Non-associated natural gas reserves are primarily located in the Burgos and Veracruz basins in the Northern region.
Figure 4

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	3/23

PEMEX	Investor Relations

Onshore and offshore reserves	As of December 31, 2007 proved onshore reserves contain 32% of total proved crude reserves, and the remaining 68% are located offshore, while 62% of proved natural gas reserves are located onshore and the remaining 38% are located offshore.

As of December 31, 2007, 3P onshore reserves contain 52% of the 3P crude oil reserves; the remaining 48% is located offshore. While 76% of the 3P natural gas reserves are contained onshore; the remaining 24% are located offshore.
Figure 5

Reserve-production ratio	The reserve-production ratio, which results from dividing the estimated remaining reserves as of December 31, 2007 by the total production of hydrocarbons in 2007, is equivalent to 27.7 years for the 3P reserves, 18.6 years for the 2P reserves and 9.2 years for the proved reserves. Each of the 1P, 2P and 3P reserve-production ratios is slightly lower than the comparable ratios for 2006 by 4%, 2% and 1%, respectively.

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	4/23

PEMEX	Investor Relations

Figure 6

Evolution of reserves	The variation in 3P reserves is explained by the exploratory activity. Since 2005, the annual rate of decline in 3P reserves has remained stable at 2%, due to the discovery of 3P reserves by exploration activities.

The average annual rate of decline in 1P reserves has decreased from 6% during the 2005-2006 period, to 5% during 2006-2007.

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	5/23

PEMEX	Investor Relations

Figure 7

Evolution of crude oil reserves	From 2006 to 2007, crude oil 3P reserves decreased by 697 million barrels; primarily due to the production of 1,125 million barrels. Proved reserves decreased by 546 million barrels due to production. Probable reserves decreased by 215 million barrels due to the reclassification of proved reserves primarily as a result of the development of fields located primarily at the May, Maloob, and Zaap fields. Possible reserves increased by 64 million barrels primarily due to reclassifications of reserves and exploratory additions in the Kuil and Xulum fields.

Evolution of gas reserves	From 2006 to 2007, natural gas 3P reserves decreased by 1,687 billion cubic feet, primarily due to lower volumes of discoveries (1,604 billion cubic feet) as compared to production of 2,211 billion cubic feet.

Additionally, during 2007, important increases were recorded due to developments of 3P natural gas reserves located in the Ixtal, Maloob, Cuiltláhuac and Culebra fields, and discoveries in the Lalail and Kuil fields in the Southeastern Marine region, and the Cráter, Paché and Tajón fields in the Southern region.

Natural gas proved reserves decreased by 881 billion cubic feet, or 5 % as compared to 2006.

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	6/23

PEMEX	Investor Relations

Figure 8

Variation in reserves 2006-2007	In 2007, proved reserves decreased by 797 MMboe as compared to 2006, 2P reserves decreased by 910 MMboe and 3P reserves decreased by 893 MMboe. These variations were primarily the result of a production level of 1,603 MMboe, which was partially compensated by discoveries, revisions and developments.
Figure 9

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	7/23

PEMEX	Investor Relations

Main discoveries

Discoveries 2003-2007	Discoveries refer to the incorporation of reserves due to successful exploratory wells drilled in new reservoirs.

From 2003 to 2007, 3P reserves of 4,595 million barrels of oil equivalent (MMboe) were discovered; 2,704 million barrels consisted of crude oil and 9.059 trillion cubic feet of natural gas. Discoveries of proved reserves represented 19% of total discoveries and discoveries of probable and possible reserves represented 30% and 51% respectively.

Sustained activities in exploration during this period yielded annual additions of 3P reserves of more than 900 MMboe during the past four years. Moreover, the development of fields has allowed PEMEX to sustain crude oil production at 3 million barrels per day since 2000, and to increase natural gas production since 2002.
Figure 10

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	8/23

PEMEX	Investor Relations

Discoveries in 2007	Discoveries refer to the addition of reserves due to successful exploratory wells drilled in new reservoirs.

In 2007, discoveries of proved, or 1P, reserves totaled 183 MMboe, 2P discoveries totaled 675 MMboe and 3P discoveries totaled 1,053 MMboe.

Reserves by basin due to new discoveries is as follows:
•	Southeast with 166 MMboe of 1P reserves, and 865 MMboe of 3P reserves;

•	Deep waters with 48 MMboe of 2P reserves and 139 MMboe of 3P reserves;

•	Veracruz with 7 MMboe of 1P reserves and 17 MMboe of 3P reserves, and

•	Burgos with 10 MMboe of 1P reserves and 33 MMboe of 3P reserves.

The results demonstrate the volumetric relevance of each basin. Although the contribution of the Southeast basin, by 8 exploratory wells, is significant, the deep water section of the Gulf of Mexico is strategic.

Discoveries of proved reserves represented 17% of total reserves. This percentage will increase as PEMEX reclassifies probable and possible reserves to proved reserves, through the delineation and development of fields.

In 2007, crude oil discoveries represented 77% of 3P reserves (809 MMboe), while non—associated gas reservoirs accounted for 244 MMboe (1,142 billion cubic feet).

These discoveries are aligned with the following strategic exploratory initiatives:
•	Intensify exploratory activity in the Deep waters of the Gulf of Mexico, and maintain current activity in other basins;

•	strengthen the exploratory opportunities portfolio, increasing the number and the average size of locations; and

•	improve performance of key finding cost drivers.

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	9/23

PEMEX	Investor Relations

Figure 11

Main offshore discoveries	In 2007, offshore discoveries included 101 million barrels of crude oil, and 49 billion cubic feet of natural gas, or 114 MMboe of 1P reserves.

Discoveries of 3P reserves reached 515 million barrels of crude oil, and 933 billion cubic feet of natural gas, or 713 MMboe.

The discoveries come from the Ayatsil, Maloob, Kuil and Xulum fields, located in the Southeast basin; and from the Lalail field, located in the Deep waters basin, which contributed 709 billion cubic feet of natural gas, or 139 MMboe.

Main onshore discoveries	In 2007, onshore discoveries reached 0.028 billion barrels of crude oil, and 196 billion cubic feet of natural gas, or 69 MMboe.

Discoveries of 3P reserves reached 193 million barrels of crude oil, and 671 billion cubic feet of natural gas, or 340 MMboe. The discoveries come from the Paché, Tajón and Cráter fields, located in the Southeast basin.

Revisions	Revisions result from variations in the pressure-production performance of the reservoirs, updates in static and dynamic reservoir models, and changes in hydrocarbon prices and production costs.

During 2007, revisions had a negative effect. 3P reserves decreased 360 MMboe. The main decreases were concentrated at the Poza Rica and Muspac fields. 2P reserves also decreased by 395 MMboe. In contrast, proved reserves increased by 106 MMboe.

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	10/23

PEMEX	Investor Relations

Developments	Developments refer to increases or reductions in reserves due to the drilling of development wells.

During 2007, developments had a positive effect on all categories of reserves. 3P reserves increased 17 MMboe, primarily due to the Ek and Ixtal fields.

2P reserves and 1P reserves increased 414 and 517 MMboe, respectively. The proved reserves increase of 529 MMboe, was primarily the result of developments at Ku, Maloob, and May fields.

The strategic initiatives for development and production of reserves are to:
•	Strengthen the execution capabilities of development projects to increase the recovery factor and develop new reserves; and

•	implement the operating and commercial strategies for extra-heavy crude oil.

Production	In 2007, production totaled 1,603 MMboe; as a result of an average daily production of 3,082 thousand barrels of crude oil and 6,058 million cubic feet of natural gas.

Proved reserves balance at the end of 2007	The variation of proved reserves demonstrates a stable performance. On one hand there are increases attributable to discoveries and developments in existing fields. On the other, there have been some negative revisions. The variation recorded in 2007 is the lowest decrease since the adoption of the guidelines of the Securities and Exchange Commission (SEC).

Reserves replacement rate	The reserves replacement rate due to discoveries is defined as the ratio resulting from dividing the discovered reserves (1P, 2P or 3P) by the production in a given period without taking into account developments, delineations and revisions.

In 2007, 3P discoveries totaled 1,053 MMboe. Considering 3P discoveries and 2007 production of 1,603 MMboe, 3P reserves replacement rate due to discoveries reached 65.7%. The comparable replacement rate was 59.7% in 2006.

In terms of natural gas, the 3P reserves replacement rate increased 72.5%.

Integrated reserves replacement rate	The integrated reserves replacement rate is the quotient of total discoveries, developments, delineations and revisions divided by the period’s total production. The integrated proved reserves replacement rate totaled 50.3% in 2007, while the integrated 3P reserves replacement rate totaled 44.3%.

Reserves replacement objectives	PEMEX’s objective is to increase gradually the 3P replacement rate to reach the goal of 100% in 2012, based on an increase in exploration activities.
In addition, 1P integrated reserves replacement rate is forecasted to reach 100% by 2012, based on the development of probable reserves. In the following years, there will be reclassification of probable reserves into proved reserves primarily because of the development of the projects Ku-Maloob-Zaap, Crudo Ligero Marino and Chicontepec, as well as delineation activities.

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	11/23

PEMEX	Investor Relations

These objectives were developed on the basis of expected values as of December 31, 2007, and are subject to uncertainty and risks associated with hydrocarbon exploration and production activities as well as authorized exploration and exploitation investment levels. Accordingly, no assurance can be given that these objectives will be realized.
Figure 12

Future exploration strategy	The emphasis in exploration efforts has been on reservoirs located in mature basins to take advantage of existing infrastructure to develop future discoveries. Exploration in under-explored basins will increase, especially in the Deep waters basin, where most of the prospective resources are located, 55%.

PEMEX’s exploration strategy reflects a balanced portfolio with locations of moderate risk in developed basins and higher risk in underexplored basins, which volume to incorporate and economic value are significant.

This strategy aims to maintain a competitive finding cost, by combining lower size opportunities in lower risk mature basins with larger size opportunities in higher risk exploratory basins and plays (collection of reservoirs with similar characteristics).

CAPEX in exploration	From 2000 to 2007, annual exploration investment averaged approximately US$1.1 billion.

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	12/23

PEMEX	Investor Relations

Other relevant topics

Deep water wells	From 2004 to 2007, PEMEX acquired 288 km of 2D seismic information and 13,038 km2 of 3D seismic information. This information will contribute to a higher degree of certainty in the existing prospective resources in the deep waters of the Gulf of Mexico. Likewise, during this period 5 exploratory locations were drilled and 4 discovered hydrocarbon reserves.

Drilling	In 2007, 659 wells were drilled and completed; of which 49 were exploratory wells.

Lifting costs	In 2007, PEMEX’s lifting cost was US$4.36 per barrel oil equivalent (boe), representing a 2.6% increase as compared to the 2006 cost of US$4.25 per boe. This decrease was mainly due to higher purchases of nitrogen and natural gas for gas lift.

Annex
Measurement of hydrocarbon reserves

Institutional measuring system	With the objective of standardizing the estimation of reserves and classification processes, PEMEX has since 1996 measured its hydrocarbon reserves based on international definitions established by the Society of Petroleum Engineers (SPE) and the World Petroleum Council (WPC). PEMEX estimates proved reserves in compliance with the definition of proved reserves established by the United States Securities and Exchange Commission (SEC).

Additionally, PEMEX has a central group that allows the entity to internally certify the reserves and to sanction, technically and economically, the restatements and discoveries done during each year; independently from the evaluations done by Pemex - Exploration and Production’s business units and according to a process established and known in the whole organization.

Adoption of the SEC criteria for proved reserves	In 2002, PEMEX adopted the criteria of the SEC for the definition of proved reserves and the estimation was applied retroactively back to 1998. The application of these criteria did not modify total or 3P reserves; it modified only its composition, decreasing proved reserves and increasing probable and possible reserves.

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	13/23

PEMEX	Investor Relations

Figure 13

External consultants	Beginning 1996 PEMEX has certified hydrocarbon reserves through internationally recognized external consultants specialized in reserves.

These consultants have certified reserves estimations made by PEMEX, which entails the independent evaluation of the original volume in place and the associated hydrocarbon reserve. In May 2004, the Board of Directors of Pemex Exploration and Production approved an agreement to certify the hydrocarbon reserves on an annual basis.

Mexico’s reserves as of December 31, 2007 have been certified by Netherland, Sewell International, Ryder Scott and DeGolyer and MacNaughton International consultants. External consultants will continue to certify Mexico’s reserves in the future.

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	14/23

PEMEX	Investor Relations

Basic definitions

Definition criteria	The terms “original volumes”, “prospective” and “contingent resources” and “reserves” have been established in accordance with several organizations related to the industry, such as the Society of Petroleum Engineers (SPE), the American Association of Petroleum Geologists (AAPG); and national committees such as the World Petroleum Council (WPC). Additionally, as previously mentioned, PEMEX estimates proved reserves in compliance with the definition of proved reserves established by the SEC.

The evaluation of reserves is a process of estimation of volumes in hydrocarbon reservoirs that cannot be measured in an exact manner. The accuracy of any reserves’ estimation depends on the quality of the information available. Furthermore, subsequent results of drilling, testing and production could generate revisions to the initial estimation.

The use of these definitions allows PEMEX to distinguish among different types of reserves and provide reports of reserves consistent with international practices.
Figure 14

SEC definition of proved reserves	Proved reserves are estimated volumes of hydrocarbons which geological and engineering analysis demonstrates with reasonable certainty will be commercially recoverable in future years from known reservoirs under the prevailing economic conditions and existing operations, for example, prices and costs at the date of estimate. Prices include existing changes or contractual arrangements but are not based on future conditions.

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	15/23

PEMEX	Investor Relations

Definition of probable and possible reserves	In addition to proved reserves, PEMEX considers probable and possible reserves to constitute total reserves, also called 3P reserves.

Probable reserves are those reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. If probabilistic methods are employed for evaluation, there is a probability of at least 50% that the amounts to be recovered will be equal to or greater than the sum of proved plus probable reserves, also called 2P reserves.

Possible reserves are those hydrocarbon reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. According to this definition, when probabilistic methods are employed, there is a probability of at least 10% that the amounts actually recovered will be equal to or greater than the sum of proved, probable and possible reserves, or 3P reserves.

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	16/23

PEMEX	Investor Relations

Figure A1
Historic evolution of Mexican mix crude oil and sour wet gas
Crude oil
Dollars per barrel
Sour wet gas
Dollars per thousand cubic feet

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	17/23

PEMEX	Investor Relations

Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon reserves composition of the fields discovered in 2007

		1P		2P		3P
Basin		Crude oil	Gas	Crude oil	Gas	Crude oil	Gas	Coe
Field	Well	(MMb)	(MMMcf)	(MMb)	(MMMcf)	(MMb)	(MMMcf)	(MMb)

Total		129.1	244.3	467.5	944.8	708.3	1,604.0	1,053.2

Golfo de México Profundo		0.0	0.0	0.0	242.6	0.0	708.8	138.9
Lalail	Lalail-1	0.0	0.0	0.0	242.6	0.0	708.8	138.9

Burgos		0.0	49.4	0.0	80.4	0.0	168.4	32.6
Axón	Axón-1	0.0	1.1	0.0	1.1	0.0	8.1	1.4
Bato	Bato-1	0.0	10.2	0.0	19.9	0.0	37.0	7.9
Bonanza	Bonanza-1	0.0	8.4	0.0	15.5	0.0	27.1	4.8
Cabeza	Aceitero-1	0.0	0.4	0.0	0.4	0.0	5.8	1.2
Calibrador	Calibrador-1	0.0	11.0	0.0	17.6	0.0	43.0	7.6
Oasis	Oasis-401	0.0	6.9	0.0	7.5	0.0	7.5	1.4
	Oasis-1001	0.0	2.2	0.0	2.2	0.0	2.2	0.4
Torrecillas	Fémur-1	0.0	7.2	0.0	14.2	0.0	28.2	6.0
Vigilante	Vigilante-1	0.0	2.0	0.0	2.0	0.0	9.5	1.7

Sureste		128.8	160.6	466.7	556.2	706.1	650.6	865.2
Ayatsil	Ayatsil-1	0.0	0.0	0.0	0.0	111.0	13.1	118.6
Maloob	Maloob-DL3	85.0	39.3	168.0	77.6	194.0	89.6	218.8
Kuil	Kuil-1	9.0	8.6	93.6	89.4	114.9	109.9	138.8
Xulum	Xulum-101A	7.1	0.9	17.3	2.1	95.0	11.4	97.6
Paché	Paché-1	7.9	21.6	58.6	160.5	58.6	160.5	96.9
Tajón	Tajón-101	13.4	8.7	116.9	76.0	116.9	76.0	135.8
Gaucho	Gaucho-301	0.9	16.1	0.9	16.1	0.9	16.1	2.8
Cráter	Cráter-1	5.6	65.4	11.5	134.5	14.8	174.0	55.8

Veracruz		0.3	34.3	0.8	65.6	2.2	76.2	16.5
Perdiz	Quetzalli-1	0.3	0.3	0.8	1.1	2.2	1.8	2.2
Barajas	Barajas-1	0.0	3.4	0.0	10.8	0.0	10.8	2.1
Castell	Castell-1	0.0	8.9	0.0	8.9	0.0	8.9	1.7
Jaf	Jaf-1	0.0	14.2	0.0	14.2	0.0	14.2	2.7
Kibo	Kibo-1	0.0	0.0	0.0	7.7	0.0	9.9	1.9
Obertura	Obertura-1	0.0	7.4	0.0	22.8	0.0	30.5	5.9

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	18/23

PEMEX	Investor Relations

Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon reserves as of December 31, 2007

								Remaining
	Original volume		Remaining hydrocarbon reserves					gas reserves
			Crude oil			Plant	Dry gas
	Crude oil	Natural gas	equivalent	Crude oil	Condensate	liquids*	equivalent**	Natural gas	Dry gas
	(MMb)	(MMMcf)	(MMboe)	(MMb)	(MMb)	(MMb)	(MMboe)	(MMMcf)	(MMMcf)

Total (3P)	295,167.5	253,245.2	44,482.7	31,211.6	879.0	3,574.7	8,817.4	61,358.5	45,858.8
Proved	148,695.2	177,925.5	14,717.2	10,501.2	559.6	1,125.7	2,530.7	18,076.7	13,161.8
Probable	84,913.6	42,269.8	15,144.4	10,819.4	155.6	1,198.4	2,971.0	20,562.1	15,452.0
2P	233,608.8	220,195.4	29,861.6	21,320.6	715.1	2,324.2	5,501.7	38,638.8	28,613.8
Possible	61,558.6	33,049.9	14,621.2	9,891.1	163.9	1,250.5	3,315.8	22,719.7	17,245.0

*	Gas liquids from processing plants.

**	The liquid obtained assumes a heat value equivalent to the Maya crude oil and an average mixture of the dry gas obtained at Cactus, Ciudad PEMEX and Nuevo PEMEX.

Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch.
Table A3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon production by region

							Cumulative as of
	2005		2006		2007		December 31, 2007
	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas
Region	(MMb)	(MMMcf)	(MMb)	(MMMcf)	(MMb)	(MMMcf)	(MMb)	(MMMcf)

	1,216.3	1,758.6	1,188.3	1,955.0	1,124.8	2,211.3	35,875.5	59,124.7
Northeastern Marine	860.3	338.6	804.7	335.9	738.7	422.4	15,280.1	6,587.3
Cantarell	742.9	277.6	657.3	262.0	546.2	344.9	12,879.2	5,350.6
Ku-Maloob-Zaap	117.4	61.0	147.4	73.9	192.4	77.5	2,400.9	1,236.7
Southwestern Marine	144.6	239.0	173.4	312.5	184.6	362.3	5,469.9	6,325.4
Abkatún-Pol-Chuc	109.4	157.6	121.2	187.1	114.0	198.6	5,105.0	5,512.9
Litoral de Tabasco	35.2	81.4	52.2	125.4	70.7	163.6	364.9	812.5
Northern	30.2	669.9	30.8	813.1	31.7	932.9	5,636.7	19,533.7
Burgos	0.0	444.3	0.0	485.5	0.0	515.3	33.3	9,947.7
Poza Rica-Altamira	29.8	43.4	30.3	63.5	31.0	81.2	5,528.4	7,587.2
Veracruz	0.4	182.2	0.5	264.0	0.7	336.4	75.1	1,998.7
Southern	181.2	511.1	179.3	493.5	169.8	493.8	9,488.8	26,678.3
Bellota-Jujo	81.8	102.9	80.0	99.1	69.4	87.5	2,856.9	4,347.8
Cinco Presidentes	14.2	22.9	14.4	20.7	16.3	22.4	1,720.1	2,093.2
Macuspana	1.8	61.1	2.4	70.4	3.8	81.4	23.0	5,555.9
Muspac	12.1	164.0	12.2	134.5	12.3	113.5	1,672.9	9,158.1
Samaria-Luna	71.3	160.2	70.3	168.9	68.1	188.9	3,215.9	5,523.3

Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch..

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	19/23

PEMEX	Investor Relations

Table A4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon reserves in 2007

	Original volume		Remaining hydrocarbon reserves					Remaining gas reserves
			Crude oil				Dry gas
	Crude oil	Natural gas	equivalent	Crude oil	Condensate	Plant liquids*	equivalent **	Natural gas	Dry gas
Region	(MMb)	(MMMcf)	(MMboe)	(MMb)	(MMb)	(MMb)	(MMboe)	(MMMcf)	(MMMcf)

Total (3P)	295,167.5	253,245.2	44,482.7	31,211.6	879.0	3,574.7	8,817.4	61,358.5	45,858.8
Northeastern Marine	64,920.2	26,410.4	13,357.7	11,936.8	616.4	283.5	521.0	5,382.7	2,709.7
Southwestern Marine	24,163.4	31,161.6	4,759.9	2,927.8	147.3	422.3	1,262.5	8,269.3	6,566.2
Northern	165,934.0	123,418.8	20,149.0	12,546.0	19.4	1,970.5	5,613.0	37,546.1	29,193.0
Southern	40,149.8	72,254.5	6,216.1	3,801.0	95.8	898.4	1,420.9	10,160.4	7,389.9
Proved	148,695.2	177,925.5	14,717.2	10,501.2	559.6	1,125.7	2,530.7	18,076.7	13,161.8
Northeastern Marine	54,029.8	24,321.0	7,024.6	6,052.8	407.5	200.7	363.6	3,635.6	1,891.2
Southwestern Marine	16,625.7	19,652.2	1,630.1	994.9	61.2	176.7	397.3	2,787.4	2,066.4
Northern	41,176.5	66,792.6	1,721.5	840.7	8.2	102.4	770.2	4,479.7	4,005.7
Southern	36,863.3	67,159.8	4,341.1	2,612.8	82.8	645.9	999.5	7,174.0	5,198.5
Probable	84,913.6	42,269.8	15,144.4	10,819.4	155.6	1,198.4	2,971.0	20,562.1	15,452.0
Northeastern Marine	2,851.8	684.0	3,290.2	3,085.0	98.6	37.9	68.6	784.7	357.0
Southwestern Marine	3,328.2	4,621.8	1,404.7	911.9	40.9	115.3	336.6	2,214.3	1,750.5
Northern	76,576.8	33,279.3	9,234.1	6,056.7	5.0	883.0	2,289.5	15,624.9	11,907.7
Southern	2,156.9	3,684.7	1,215.3	765.8	11.0	162.3	276.2	1,938.2	1,436.7
2P	233,608.8	220,195.4	29,861.6	21,320.6	715.1	2,324.2	5,501.7	38,638.8	28,613.8
Northeastern Marine	56,881.5	25,005.0	10,314.8	9,137.8	506.1	238.6	432.3	4,420.3	2,248.2
Southwestern Marine	19,953.9	24,274.0	3,034.8	1,906.8	102.1	292.0	733.9	5,001.7	3,816.9
Northern	117,753.3	100,071.9	10,955.6	6,897.3	13.1	985.4	3,059.7	20,104.6	15,913.4
Southern	39,020.2	70,844.5	5,556.4	3,378.6	93.8	808.2	1,275.8	9,112.2	6,635.1
Possible	61,558.6	33,049.9	14,621.2	9,891.1	163.9	1,250.5	3,315.8	22,719.7	17,245.0
Northeastern Marine	8,038.7	1,405.3	3,042.9	2,799.0	110.3	44.8	88.7	962.4	461.4
Southwestern Marine	4,209.6	6,887.6	1,725.1	1,020.9	45.2	130.4	528.6	3,267.6	2,749.2
Northern	48,180.7	23,346.9	9,193.4	5,648.7	6.3	985.1	2,553.3	17,441.5	13,279.6
Southern	1,129.6	1,410.0	659.8	422.4	2.0	90.2	145.1	1,048.2	754.8

*	Gas liquids from processing plants.

**	The liquid obtained assumes a heat value equivalent to the Maya crude oil and an average mixture of the dry gas obtained at Cactus, Ciudad PEMEX and Nuevo PEMEX.
Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch..
Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon reserves of the Northeastern Marine Region in 2007

	Original volume		Remaining hydrocarbon reserves					Remaining gas reserves
			Crude oil				Dry gas
	Crude oil	Natural gas	equivalent	Crude oil	Condensate	Plant liquids*	equivalent **	Natural gas	Dry gas
Field	(MMb)	(MMMcf)	(MMboe)	(MMb)	(MMb)	(MMb)	(MMboe)	(MMMcf)	(MMMcf)

Total (3P)	64,920.2	26,410.4	13,357.7	11,936.8	616.4	283.5	521.0	5,382.7	2,709.7
Cantarell	39,054.0	18,198.3	7,139.4	6,276.7	320.7	189.7	352.3	3,245.0	1,832.2
Ku-Maloob-Zaap	25,866.3	8,212.0	6,218.2	5,660.1	295.7	93.8	168.7	2,137.8	877.5
Proved	54,029.8	24,321.0	7,024.6	6,052.8	407.5	200.7	363.6	3,635.6	1,891.2
Cantarell	38,248.5	17,964.3	4,218.2	3,603.3	230.9	136.3	247.7	2,307.7	1,288.3
Ku-Maloob-Zaap	15,781.3	6,356.7	2,806.4	2,449.4	176.6	64.5	115.9	1,327.9	603.0
Probable	2,851.8	684.0	3,290.2	3,085.0	98.6	37.9	68.6	784.7	357.0
Cantarell	264.4	25.2	1,162.2	1,082.5	29.2	17.9	32.6	300.5	169.7
Ku-Maloob-Zaap	2,587.3	658.8	2,128.0	2,002.5	69.5	20.0	36.0	484.3	187.3
2P	56,881.5	25,005.0	10,314.8	9,137.8	506.1	238.6	432.3	4,420.3	2,248.2
Cantarell	38,512.9	17,989.6	5,380.4	4,685.9	260.0	154.2	280.3	2,608.1	1,458.0
Ku-Maloob-Zaap	18,368.6	7,015.4	4,934.4	4,451.9	246.1	84.5	151.9	1,812.1	790.2
Possible	8,038.7	1,405.3	3,042.9	2,799.0	110.3	44.8	88.7	962.4	461.4
Cantarell	541.1	208.7	1,759.0	1,590.8	60.7	35.5	72.0	636.8	374.2
Ku-Maloob-Zaap	7,497.6	1,196.6	1,283.8	1,208.2	49.6	9.3	16.8	325.6	87.2

*	Gas liquids from processing plants.

**	The liquid obtained assumes a heat value equivalent to the Maya crude oil and an average mixture of the dry gas obtained at Cactus, Ciudad PEMEX and Nuevo PEMEX.
Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch..

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	20/23

PEMEX	Investor Relations

Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon reserves of the Southwestern Marine Region in 2007

	Original volume		Remaining hydrocarbon reserves					Remaining gas reserves
			Crude oil				Dry gas
	Crude oil	Natural gas	equivalent	Crude oil	Condensate	Plant liquids*	equivalent **	Natural gas	Dry gas
Field	(MMb)	(MMMcf)	(MMboe)	(MMb)	(MMb)	(MMb)	(MMboe)	(MMMcf)	(MMMcf)

Total (3P)	24,163.4	31,161.6	4,759.9	2,927.8	147.3	422.3	1,262.5	8,269.3	6,566.2
Abkatún-Pol-Chuc	17,140.6	17,075.7	1,686.7	1,240.3	51.5	136.4	258.5	2,040.5	1,344.5
Litoral de Tabasco	7,022.8	14,085.9	3,073.2	1,687.5	95.9	285.9	1,004.0	6,228.8	5,221.6
Proved	16,625.7	19,652.2	1,630.1	994.9	61.2	176.7	397.3	2,787.4	2,066.4
Abkatún-Pol-Chuc	13,826.8	14,022.2	729.8	490.9	26.1	72.9	139.9	1,092.0	727.4
Litoral de Tabasco	2,798.9	5,630.0	900.4	504.0	35.1	103.8	257.5	1,695.4	1,339.0
Probable	3,328.2	4,621.8	1,404.7	911.9	40.9	115.3	336.6	2,214.3	1,750.5
Abkatún-Pol-Chuc	1,653.5	1,445.1	578.8	461.8	14.7	35.7	66.6	530.6	346.5
Litoral de Tabasco	1,674.7	3,176.7	825.9	450.1	26.2	79.6	270.0	1,683.7	1,404.0
2P	19,953.9	24,274.0	3,034.8	1,906.8	102.1	292.0	733.9	5,001.7	3,816.9
Abkatún-Pol-Chuc	15,480.3	15,467.3	1,308.6	952.7	40.8	108.6	206.5	1,622.6	1,073.9
Litoral de Tabasco	4,473.5	8,806.7	1,726.2	954.1	61.3	183.4	527.4	3,379.2	2,743.0
Possible	4,209.6	6,887.6	1,725.1	1,020.9	45.2	130.4	528.6	3,267.6	2,749.2
Abkatún-Pol-Chuc	1,660.3	1,608.4	378.1	287.6	10.6	27.9	52.0	418.0	270.7
Litoral de Tabasco	2,549.3	5,279.3	1,347.0	733.3	34.6	102.5	476.6	2,849.6	2,478.6

*	Gas liquids from processing plants.

**	The liquid obtained assumes a heat value equivalent to the Maya crude oil and an average mixture of the dry gas obtained at Cactus, Ciudad PEMEX and Nuevo PEMEX.
Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch..

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	21/23

PEMEX	Investor Relations

Table A7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon reserves of the Northern Region in 2007

	Original volume		Remaining hydrocarbon reserves					Remaining gas reserves
			Crude oil				Dry gas
	Crude oil	Natural gas	equivalent	Crude oil	Condensate	Plant liquids*	equivalent **	Natural gas	Dry gas
Field	(MMb)	(MMMcf)	(MMboe)	(MMb)	(MMb)	(MMb)	(MMboe)	(MMMcf)	(MMMcf)

Total (3P)	165,934.0	123,418.8	20,149.0	12,546.0	19.4	1,970.5	5,613.0	37,546.1	29,193.0
Burgos	142.3	21,882.1	1,006.4	0.0	17.4	77.3	911.7	4,946.3	4,741.7
Poza Rica-Altamira	164,937.8	95,582.0	18,874.9	12,512.3	0.0	1,887.5	4,475.1	31,391.9	23,274.7
Veracruz	854.0	5,954.7	267.7	33.7	2.0	5.7	226.2	1,207.9	1,176.6
Proved	41,176.5	66,792.6	1,721.5	840.7	8.2	102.4	770.2	4,479.7	4,005.7
Burgos	130.0	16,712.2	410.0	0.0	7.3	32.8	369.9	2,008.2	1,923.7
Poza Rica-Altamira	40,235.8	44,249.2	1,096.9	829.1	0.0	67.1	200.6	1,421.6	1,043.2
Veracruz	810.7	5,831.1	214.6	11.5	0.9	2.5	199.7	1,049.9	1,038.8
Probable	76,576.8	33,279.3	9,234.1	6,056.7	5.0	883.0	2,289.5	15,624.9	11,907.7
Burgos	8.6	2,189.1	242.7	0.0	4.5	20.1	218.1	1,183.6	1,134.2
Poza Rica-Altamira	76,568.2	31,089.2	8,972.5	6,050.1	0.0	861.6	2,060.7	14,379.1	10,717.8
Veracruz	0.0	1.0	18.9	6.5	0.4	1.2	10.7	62.2	55.7
2P	117,753.3	100,071.9	10,955.6	6,897.3	13.1	985.4	3,059.7	20,104.6	15,913.4
Burgos	138.6	18,901.3	652.7	0.0	11.8	52.9	588.0	3,191.8	3,057.9
Poza Rica-Altamira	116,804.0	75,338.4	10,069.4	6,879.3	0.0	928.7	2,261.3	15,800.7	11,761.0
Veracruz	810.7	5,832.1	233.5	18.1	1.3	3.7	210.4	1,112.1	1,094.5
Possible	48,180.7	23,346.9	9,193.4	5,648.7	6.3	985.1	2,553.3	17,441.5	13,279.6
Burgos	3.7	2,980.7	353.7	0.0	5.6	24.3	323.8	1,754.5	1,683.8
Poza Rica-Altamira	48,133.7	20,243.6	8,805.6	5,633.1	0.0	958.8	2,213.8	15,591.2	11,513.6
Veracruz	43.3	122.6	34.2	15.6	0.7	2.0	15.8	95.8	82.1

*	Gas liquids from processing plants.

**	The liquid obtained assumes a heat value equivalent to the Maya crude oil and an average mixture of the dry gas obtained at Cactus, Ciudad PEMEX and Nuevo PEMEX.
Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch..
Table A8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon reserves of the Southern Region in 2007

	Original volume		Remaining hydrocarbon reserves					Remaining gas reserves
			Crude oil				Dry gas
	Crude oil	Natural gas	equivalent	Crude oil	Condensate	Plant liquids*	equivalent **	Natural gas	Dry gas
Field	(MMb)	(MMMcf)	(MMboe)	(MMb)	(MMb)	(MMb)	(MMboe)	(MMMcf)	(MMMcf)

Total (3P)	40,149.8	72,254.5	6,216.1	3,801.0	95.8	898.4	1,420.9	10,160.4	7,389.9
Bellota-Jujo	12,170.0	15,433.1	1,954.5	1,290.5	58.6	249.4	356.0	2,718.6	1,851.7
Cinco Presidentes	6,956.7	6,705.3	482.8	376.1	0.0	40.8	65.9	526.4	342.6
Macuspana	384.1	9,030.8	392.0	79.2	0.6	77.8	234.4	1,441.1	1,218.9
Muspac	7,051.0	23,847.3	715.5	265.1	8.7	178.2	263.5	1,922.8	1,370.6
Samaria-Luna	13,587.9	17,237.9	2,671.4	1,790.1	28.0	352.1	501.1	3,551.5	2,606.1
Proved	36,863.3	67,159.8	4,341.1	2,612.8	82.8	645.9	999.5	7,174.0	5,198.5
Bellota-Jujo	11,038.8	13,914.8	1,550.9	998.9	52.3	206.2	293.6	2,250.2	1,526.9
Cinco Presidentes	6,676.7	6,242.3	273.6	212.1	0.0	23.5	38.0	298.0	197.4
Macuspana	204.3	7,600.0	139.1	20.8	0.5	17.3	100.4	574.7	522.2
Muspac	6,767.4	23,074.0	415.0	109.6	6.5	123.3	175.6	1,277.9	913.3
Samaria-Luna	12,176.1	16,328.6	1,962.5	1,271.5	23.5	275.5	392.0	2,773.2	2,038.7
Probable	2,156.9	3,684.7	1,215.3	765.8	11.0	162.3	276.2	1,938.2	1,436.7
Bellota-Jujo	1,079.9	1,473.8	375.9	278.7	5.6	37.8	53.8	403.8	279.6
Cinco Presidentes	160.5	267.0	84.6	64.0	0.0	7.9	12.7	92.2	66.1
Macuspana	118.9	894.5	148.8	32.2	0.0	32.0	84.6	529.1	439.8
Muspac	191.5	580.7	115.2	48.7	1.2	25.1	40.3	309.1	209.7
Samaria-Luna	606.0	468.8	490.8	342.2	4.2	59.6	84.9	603.9	441.4
2P	39,020.2	70,844.5	5,556.4	3,378.6	93.8	808.2	1,275.8	9,112.2	6,635.1
Bellota-Jujo	12,118.7	15,388.6	1,926.8	1,277.6	57.9	244.0	347.3	2,654.1	1,806.5
Cinco Presidentes	6,837.2	6,509.3	358.1	276.1	0.0	31.4	50.7	390.2	263.5
Macuspana	323.2	8,494.5	287.9	53.0	0.6	49.3	185.0	1,103.9	962.0
Muspac	6,958.9	23,654.7	530.2	158.3	7.7	148.4	215.9	1,587.0	1,123.0
Samaria-Luna	12,782.1	16,797.4	2,453.3	1,613.7	27.7	335.1	476.9	3,377.1	2,480.1
Possible	1,129.6	1,410.0	659.8	422.4	2.0	90.2	145.1	1,048.2	754.8
Bellota-Jujo	51.3	44.5	27.7	12.9	0.7	5.4	8.7	64.5	45.2
Cinco Presidentes	119.5	196.0	124.7	100.0	0.0	9.4	15.2	136.2	79.1
Macuspana	60.9	536.3	104.1	26.2	0.0	28.5	49.4	337.2	256.9
Muspac	92.1	192.6	185.3	106.8	1.1	29.8	47.6	335.8	247.6
Samaria-Luna	805.8	440.5	218.0	176.5	0.3	17.0	24.2	174.4	126.0

*	Gas liquids from processing plants.

**	The liquid obtained assumes a heat value equivalent to the Maya crude oil and an average mixture of the dry gas obtained at Cactus, Ciudad PEMEX and Nuevo PEMEX.
Note: All the units are expressed at atmospheric conditions and assume 15.6° C and 14.7 lb of pressure per square inch..

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	22/23

PEMEX	Investor Relations

If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:
Telephone:           (52 55) 1944 9700
Voice mail:           (52 55) 1944 2500 ext. 59412
ri@dcf.pemex.com

Celina Torres	Andrés Brügmann
ctorresu@dcf.pemex.com	abrugmann@dcf.pemex.com

Eduardo Ruíz-Healy	Rebeca González
eruizh@dcf.pemex.com	rgonzalez@dcf.pemex.com

Guillermo Regalado
gregalado@dcf.pemex.com
PEMEX is Mexico’s national oil and gas entity. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary entity is PMI, its international trading arm.
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission (CNBV) and the Securities and Exchange Commission (SEC), in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.
We may include forward-looking statements that address, among other things, our:
•	drilling and exploration activities;

•	import and export activities;

•	projected investment and other costs, commitments and revenues and liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of factors beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing, as amended, with the SEC (www.sec.gov) and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.
The SEC permits oil and gas companies, in their filings, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this form directly from the SEC by calling 1-800-SEC-0330.

Hydrocarbon reserves as of December 31, 2007	www.pemex.com	23/23

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos
Associate Managing Director of Finance

Date: May 7, 2008
FORWARD-LOOKING STATEMENTS
     This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.